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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the fiscal year ended December 31, 2002
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from to

Commission File No. 1-11402

Avis Voluntary Investment Savings Plan
For Bargaining Hourly Employees
(Full title of the Plan)

Cendant Corporation
(Name of issuer of the securities held pursuant to the Plan)

9 West 57th Street
New York, New York 10019
(Address of principal executive office)

AVIS VOLUNTARY INVESTMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES

TABLE OF CONTENTS

Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002	3
Notes to Financial Statements	4
SIGNATURES	8
EXHIBIT INDEX:	9
Consent of Deloitte & Touche LLP
Certification

INDEPENDENT AUDITORS' REPORT

To the Participants and Administrator of
Avis Voluntary Investment Savings Plan For Bargaining Hourly Employees:

We have audited the accompanying statements of net assets available for benefits of Avis Voluntary Investment Savings Plan for Bargaining Hourly Employees (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP New York, New York June 27, 2003

AVIS VOLUNTARY INVESTMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS:
Investments:
Interest in Avis Rent A Car, Inc. Voluntary Savings Plan Combined Fund Master Trust	$18,843,388	$19,222,717
Participant contributions receivable	64,287	—

NET ASSETS AVAILABLE FOR BENEFITS	$18,907,675	$19,222,717

The accompanying notes are an integral part of these financial statements.

AVIS VOLUNTARY INVESTMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002

ADDITIONS TO NET ASSETS:
Contributions from participants	$1,274,958

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	1,557,888
Administrative expenses	3,215
Net investment loss from interest in
Avis Rent A Car, Inc. Voluntary Savings Plan Combined Fund Master Trust	28,897

Total deductions	1,590,000

NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(315,042)
NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	19,222,717

END OF YEAR	$18,907,675

The accompanying notes are an integral part of these financial statements.

AVIS VOLUNTARY INVESTMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

1.     DESCRIPTION OF THE PLAN

  The following description of the Avis Voluntary Investment Savings Plan for Bargaining Hourly Employees (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

  General—The Plan is a defined contribution plan sponsored by Avis Rent A Car System, Inc. (the "Company" or "Plan Sponsor"). The Company is a wholly-owned subsidiary of Cendant Corporation ("Cendant"). The Plan was adopted by the Company on October 1, 1997, ("Date of Inception") for the benefit of all hourly paid employees of the Company who are members of the collective bargaining units covered by collective bargaining agreements between these units and the Company. Cendant Employee Benefits Committee is the Plan administrator ("Plan Administrator"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

  As of February 22, 2002, the Plan's investment assets are held in a trust account at Merrill Lynch Trust Company Bank (the "Trustee") and consist of an undivided interest in an investment account of the Avis Rent A Car, Inc. Voluntary Savings Plan Combined Fund (the "Master Trust"), a master trust established by the Company and administered by the Trustee. Bankers Trust Company was the former Trustee of the Plan.

  Eligibility—Employees who have attained the age of 21 and completed one year of service (a year of service means the completion of at least one thousand hours of service during a twelve consecutive month period) are eligible to participate in the Plan.

  Contributions—Participants may elect to defer on a pre-tax basis from 1% to 16% of specified compensation under a "qualified cash or deferred arrangement" under Section 401(k) of the Internal Revenue Code, subject to certain limitations in 1% increments. In addition, employees participating in the Plan may make additional contributions from 1% to 10% of specified compensation on a current, after-tax basis, subject to certain limitations imposed by law.

  Participants who have received all of their benefits under another tax-qualified plan within one taxable year may roll their distributions received into the Plan.

  Fund Reallocations—Participants can reallocate investments among the various funds or change future contributions on a daily basis. The fund reallocation must be in 1% increments. Only one reallocation is allowed each day.

  Vesting—Participants are fully vested at all times with respect to their contributions to the Plan.

  Participant Accounts—Each participant's account is credited with the participant's contribution, and the Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

  Distributions to Participants—Distribution of the participant's account may be made in a lump sum payment upon retirement, death or disability, or upon termination of employment.

  Participant Loans—Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

  Payment of Benefits—Participants are entitled to withdraw all or any portion of their vested balance. Participants may make full or partial withdrawals of funds in any of their accounts upon attaining age 59 1/2 or for hardship in certain circumstances, as defined in the Plan document, before that age.

  Administrative Expenses—All administrative expenses of the Plan, other than costs incurred to maintain participant loan accounts, were paid by the Company.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Accounting—The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

  Investment Valuation (Master Trust)—The Plan's investment in the Master Trust are presented at fair value, which has been determined based on the value of the underlying investments of the Master Trust. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The shares of registered investment companies are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Additionally, the Master Trust maintains investments in guaranteed investment contracts ("GICS"), which are valued at contract value. Contract value represents principal value plus interest. Loans to participants are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

  Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require the Plan Administrator to make estimates and assumptions that affect the amounts reported and related disclosures. Actual results could differ from those estimates.

  Risk and Uncertainties—The Master Trust utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.     INVESTMENT IN MASTER TRUST

  All assets of the Plan are held in the Master Trust on behalf of the Avis Voluntary Investment Savings Plan and the Avis Voluntary Investment Savings Plan for Bargaining Hourly Employees. Use of the Master Trust permits the commingling of trust assets with the assets of the Plan for investment and administrative purposes. Prior to February 22, 2002, assets of both plans were commingled in the Master Trust, and the Trustee maintained supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income and losses of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans. As of February 22, 2002, Merrill Lynch Trust Company maintains separate trustee statements for each plan.

  The following table summarizes the fair market values of investments held by the Master Trust at December 31, 2002 and 2001:

	2002	2001
Non interest-bearing cash	$176,931	$—
Interest-bearing cash	794,305	1,026,435
Common stocks	200,173	—
Mutual funds	25,098,044	128,898,160
Common/collective trusts	14,037	—
Guaranteed income contracts(*)	54,264,347	68,077,051
Loans to participants	2,982,560	6,774,123
Accrued income receivable	14,293	—

Total	$83,544,690	$204,775,769

Plan's investment in the Master Trust	$18,843,388	$19,222,717

Plan's investment in the Master Trust as a percentage of total	22.55%	9.39%

(*)
Represents investment contracts providing a guaranteed return on principal invested over a specified time period. Such investments are fully benefit responsive and are recorded at contract value, which equals principal plus accrued interest and approximates fair value. The crediting interest rates at December 31, 2002 for various investment contracts ranged from 6.19% to 9.83% and the average yield of these investments for the 2002 plan year was 6.21%.

  Net investment loss in the Master Trust for the year ended December 31, 2002 is summarized as follows:

2002
Net investment loss:
Net (depreciation) appreciation in fair value of investments:
Common stocks	$(73,446)
Mutual funds	(10,598,592)
Guaranteed income contracts	1,023,617
Common/collective trusts	(5,712)
Interest and dividend income	6,543,369

Net investment loss	$(3,110,764)

Plan's investment interest in the Master Trust	$(28,897)

Plan's investment interest in the Master Trust as a percentage of total	0.93%

4.     FEDERAL INCOME TAX STATUS

  The Internal Revenue Service determined and informed the Company by letter dated October 25, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving this determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.     PARTY-IN-INTEREST TRANSACTIONS

  A portion of the Master Trust investments are shares in funds managed by Merrill Lynch. Merrill Lynch is the custodian of these investments as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.

  At December 31, 2002, the Master Trust held 19,100 shares of common stock of Cendant Corporation, the sponsoring employer, with a cost basis of $269,038. There was no dividend income recorded during the year ended December 31, 2002. There were no shares of Cendant common stock held at December 31, 2001.

6.     PLAN TERMINATION

  Although the Company has not expressed any intention to do so, the Company reserves the right to modify, suspend, amend or terminate the Plan in whole or in part at any time subject to the provisions of ERISA. If the Plan is terminated, the amounts credited to the employer contribution accounts of all participants become fully vested.

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Avis Voluntary Investment Savings Plan For Bargaining Hourly Employees
BY:	/s/ TERENCE P. CONLEY Terence P. Conley Executive Vice President, Human Resources Cendant Corporation
Cendant Corporation
BY:	/s/ RONALD L. NELSON Ronald L. Nelson Chief Financial Officer Cendant Corporation

  Date: June 30, 2003

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Deloitte & Touche LLP
99	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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AVIS VOLUNTARY INVESTMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES
TABLE OF CONTENTS
INDEPENDENT AUDITORS' REPORT
SIGNATURES
EXHIBIT INDEX